NYLIM FUNDS

NYLIM FUNDS TRUST

NYLIM VP FUNDS TRUST

AMENDMENT TO AMENDED AND RESTATED SUBADVISORY AGREEMENT

This Amendment to the Amended and Restated Subadvisory Agreement, is made as of the 8th day of October, 2026, between New York Life Investment Management LLC, a Delaware limited liability company (the “Manager”) and Candriam, a partnership limited by shares organized under the laws of Luxembourg (the “Subadvisor” or “Candriam”).

WHEREAS, the Manager and the Subadvisor are parties to the Amended and Restated Subadvisory Agreement, dated November 28, 2025 (the “Agreement”); and

WHEREAS, the parties hereby wish to amend the Agreement to reflect the addition of NYLIM Candriam International Core Equity Fund;

NOW, THEREFORE, the parties agree as follows:

(i) Effective October 8, 2026, Schedule A is hereby amended by deleting it in its entirety and replacing it with the Schedule attached hereto.

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 IN WITNESS WHEREOF, the parties have caused this Amendment to be executed by their duly authorized officers and attested effective as of the date first written above.

NEW INVESTMENT MANAGEMENT LLC

Attest: /s/Brian J. McGrady    By: /s/ Kirk C. Lehneis

Name: Brian J. McGrady     Name: Kirk C. Lehneis

Title: Director and Associate General Counsel   Title: Senior Managing Director

CANDRIAM

Attest: /s/ Jean-Yves Maldague    By: /s/ Renato Guerriero

Name: Jean-Yves Maldague     Name: Renato Guerriero

Title: Chairman of the Board of Management  Title: Member of the Board of Management

SCHEDULE A

(As of October 8, 2026)

As compensation for services provided by Subadvisor, the Manager will pay the Subadvisor and Subadvisor agrees to accept as full compensation for all services rendered hereunder, at an annual subadvisory fee equal to the following:

FUND/PORTFOLIO	ANNUAL RATE
NYLIM Funds
NYLIM Candriam Emerging Markets Debt Fund	0.35% on assets up to $500 million; and 0.325% on assets over $500 million
NYLIM Funds Trust
NYLIM Candriam Emerging Markets Equity Fund	0.50% on assets up to $1 billion; and 0.4875% on assets over $1 billion
NYLIM Candriam International Core Equity Fund	0.30% on assets up to $5 billion; 0.2875% on assets $5 billion to $7.5 billion; and 0.275% on assets over $7.5 billion
NYLIM VP Funds Trust
NYLIM VP Candriam Emerging Markets Equity Portfolio (portfolio portion)	0.50% on assets up to $1 billion; and 0.4875% on assets over $1 billion

 The portion of the fee based upon the average daily net assets of the respective Series shall be accrued daily at the rate of 1/(number of days in calendar year) of the annual rate applied to the daily net assets of the Series. Payment will be made to the Subadvisor on a monthly basis.

To the extent the Manager agrees to waive its management fee or reimburse expenses, Candriam, as Subadvisor for these Series, has voluntarily agreed to waive or reimburse its fee proportionately.